As filed with the Securities and Exchange Commission on April 29, 2005.

                                                           File No. 070-10281

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                  ------------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  CINERGY CORP.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                   (Name of company filing this statement
                 and address of principal executive offices)

                                  CINERGY CORP.

                    (Name of top registered holding company)

                                Wendy L. Aumiller
                          Vice President and Treasurer
                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)




       Applicant requests that the Commission direct communications to:

George Dwight II
Cinergy Corp.                                 William C. Weeden
Associate General Counsel                     Skadden Arps Slate Meagher & Flom
139 East Fourth Street                        1400 New York Avenue, N.W.
Cincinnati, Ohio 45202                        Washington, D.C.  20005
513-287-2643 (ph)                             202-371-7877 (ph)
513-287-3810 (f)                              202-371-7012 (f)
gdwight@cinergy.com                           wweeden@skadden.com



The Application-Declaration filed in this proceeding on February 3, 2005 is hereby amended and restated in its entirety (except with respect to the exhibits and financial statements filed therewith) as follows:



Item 1.  Description of Proposed Transactions

        A.       Introduction

         Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authorization in this Application-Declaration ("Application") to engage in various financing transactions over a multi-year period as described below.

         Cinergy directly or indirectly owns all the outstanding common stock of public utility companies operating in Ohio, Indiana and Kentucky, the most significant of which are PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CG&E"). PSI is a vertically integrated electric utility operating in Indiana, serving more than 700,000 customers in portions of 69 of the state's 92 counties. CG&E is a combination electric and gas public utility holding company exempt from registration pursuant to Rule 2(b) that provides electric and gas service in the southwestern portion of Ohio. CG&E's principal subsidiary is The Union Light, Heat and Power Company ("ULH&P" and together with PSI and CG&E, the "Operating Companies"), which provides electric and gas service in northern Kentucky. Cinergy also owns numerous nonutility subsidiaries engaged in businesses authorized under the Act, by Commission order or otherwise, including "exempt wholesale generators," as defined in Section 32 of the Act ("EWGs"), "foreign utility companies," as defined in Section 33 of the Act ("FUCOs"; and collectively with EWGs, "EWG/FUCO Projects"), "exempt telecommunications companies," as defined in Section 34 of the Act, and "energy-related companies," as defined in Rule 58 ("Rule 58 Companies"). The "Cinergy System" or "System" refers collectively to Cinergy and all of its subsidiaries. As of and for the nine months ended September 30, 2004, Cinergy reported consolidated total assets of approximately $14.2 billion and consolidated total operating revenues of approximately $3.5 billion. For further information regarding Cinergy, reference is made to Cinergy's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2004 and Cinergy's Annual Report on Form 10-K for 2003.

         B.       Prior Orders

         By order dated June 23, 2000, HCAR No. 27190 (the "Financing Order"), the Commission authorized Cinergy, subject to the terms and conditions set forth therein, through June 23, 2005:

        to increase Cinergy's total capitalization at December 31, 1999 (excluding retained earnings and accumulated other comprehensive income) through issuance by Cinergy of any combination of debt and equity securities (including short-term notes, commercial paper, long-term notes, common stock, preferred securities and stock purchase contracts or units) in an aggregate amount not to exceed $5.0 billion;

        to manage interest rate risk associated with debt securities issued by Cinergy through the use of various instruments;

        to form special-purpose financing subsidiaries to issue and sell (and engage in related transactions with respect to) any of the authorized equity and debt securities on Cinergy's behalf;

        to issue guarantees and other credit support on behalf of Cinergy's subsidiaries or otherwise to further Cinergy's business in an aggregate amount not to exceed $2 billion at any time outstanding; and

        to invest financing proceeds in EWG/FUCO Projects in an aggregate amount not to exceed Cinergy's aggregate investment therein at the date of the Financing Order plus $1 billion.

         By order dated December 8, 2000, HCAR No. 27295 (the "Stock Plans Order"), the Commission authorized Cinergy to issue and sell up to 50 million shares of its common stock, from time to time through December 8, 2010, under Cinergy's stock-based employee benefit plans.

         By order dated May 18, 2001, HCAR No. 27400 (the "EWG/FUCO Order" and together with the Financing Order and the Stock Plans Order, the "Prior Orders"), the Commission replaced the EWG/FUCO investment authority granted in the Financing Order, authorizing Cinergy, through June 23, 2005, to apply financing proceeds for an aggregate investment in EWG/ FUCO Projects not to exceed (1) an amount equal to 100 percent of Cinergy's consolidated retained earnings (as defined in Rule 53) plus (2) $2.0 billion.1

         C.       Overview of Requested Authority

         In light of the impending expiration of the Financing and EWG/FUCO Orders, Cinergy proposes to replace and supersede the authority granted under the Prior Orders with the financing authority sought herein, with this new authority to become effective upon issuance of the Commission's order. The requested authority will enable Cinergy to continue to respond quickly and efficiently to its financing needs and available conditions in capital markets, thereby benefiting its shareholders and customers.

         Subject to the further limitations and conditions specified in Sections D, E and F below, Cinergy proposes to undertake the following financing transactions from time to time through June 30, 2008 (the "Authorization Period"), all without further authorization from the Commission, including with respect to the terms of issuance and sale:

        To increase Cinergy's total capitalization as in effect at September 30, 2004 (excluding retained earnings and accumulated other comprehensive income) by $5.0 billion through the issuance and sale of any combination of the equity and debt securities described below, whether directly or through one or more financing subsidiaries ("Aggregate Financing Limit"). At September 30, 2004, Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) was approximately $3.7 billion.

        To provide guarantees in an aggregate amount at any time outstanding not to exceed $3.0 billion ("Guarantees Limit"). At September 30, 2004, the aggregate amount of Cinergy's outstanding guarantees was $705 million.

        To form and utilize special-purpose financing subsidiaries to issue and sell equity and debt securities on Cinergy's behalf.

        To enter into transactions to manage interest rate and foreign currency exchange rate risk.

        To invest financing proceeds in EWG/FUCO Projects in an amount not to exceed (1) with respect to EWG/FUCO Projects other than those subject to the Restructuring Limit, an aggregate investment equal to (a) 100% of Cinergy's consolidated retained earnings plus (b) $2.0 billion ("EWG/FUCO Projects Limit"); and (2) solely with respect to the potential transfer to one or more EWG associate companies (each, a "Restructuring Subsidiary") of certain of CG&E's generating facilities (exclusive of CG&E's interests in three generating stations that it proposes to transfer to ULH&P in the pending transaction that is the subject of the application in File No. 70-10254 (see HCAR No. 27940, Jan. 21, 2005 (notice)), an aggregate investment equal to the net book value of the generating facilities at the time of transfer ("Restructuring Limit"; and together with the EWG/FUCO Projects Limit, the "EWG/FUCO Investments Limit").2 Pending completion of the record, Cinergy requests that the Commission reserve jurisdiction over any investments subject to the Restructuring Limit.

        D.       Financing Parameters

         Subject to the other limitations and conditions specified in this Application, the following terms and conditions apply, where appropriate, to Cinergy's proposed issuance and sale of securities:

        1.       Common Equity Ratio
         At all times during the Authorization Period, Cinergy will maintain common equity (as reflected in Cinergy's most recent quarterly or annual report on Form 10-Q or Form 10-K) equal to at least 30% of Cinergy's consolidated capitalization (i.e., common stock equity, preferred stock equity, long-term debt and short-term debt) , except that, whether or not common equity comprises 30% of Cinergy's consolidated capitalization, Cinergy may issue common stock at any time during the Authorization Period, subject to the other applicable terms and conditions hereof ("Common Equity Condition"). At September 30, 2004, common equity comprised 41.1% of Cinergy's consolidated capitalization.

        2.       Investment Grade Ratings

         Except for common stock and securities issued to fund the Cinergy System money pool,3 Cinergy will not issue any guarantees or other securities pursuant to the authority requested in this Application ("Covered Securities") unless (a) the security to be issued, if rated, is rated investment grade by at least one nationally recognized credit rating agency, and (b) all outstanding securities of Cinergy that are rated are rated investment grade by at least one nationally recognized credit rating agency ("Ratings Condition"). At September 30, 2004, Cinergy's outstanding securities that were rated (i.e., senior unsecured debt, commercial paper and preferred trust securities) were rated investment grade by each of the major credit rating agencies (i.e., Fitch Ratings ("Fitch"), Moody's Investors Service ("Moody's") and Standard & Poor's ("S&P")).

         Cinergy requests that the Commission reserve jurisdiction over Cinergy's issuance of Covered Securities in the event that at any time during the Authorization Period Cinergy does not satisfy the Ratings Condition.

        3.       Effective Cost of Money on Financings

         Short-term debt. The interest rate on any series of debt security with a maturity of one year or less will not exceed the competitive market rate available at the time of issuance for securities having reasonably similar terms and conditions issued by similar companies of comparable credit quality ("Comparable Securities"), provided that in no event shall such interest rate exceed 300 basis points over the comparable term London Interbank Offered Rate.

         Long-term debt. The interest rate on any series of debt security with a maturity greater than one year will not exceed the competitive market rate available at the time of issuance for Comparable Securities, provided that in no event shall such interest rate exceed 500 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities.

         Preferred securities/Equity-linked securities. The dividend or distribution rate on any series of preferred security or equity-linked security will not exceed the competitive market rate available at the time of issuance for Comparable Securities, provided that in no event shall such dividend or distribution rate exceed 700 basis points over the comparable term U.S. Treasury securities or other market-accepted benchmark securities..

        4.       Issuance Expenses

         The underwriting fees and commissions paid in connection with the issue, sale or distribution of any securities authorized hereunder will not exceed aggregate issuance expenses that are paid at the time in respect of Comparable Securities, provided that in no event shall such issuance expenses exceed seven percent (7%) of the principal or face amount of the securities issued or gross proceeds of the financing.

        5.       Maturity

         The maturity of debt securities will not exceed 50 years. Preferred stock or preferred or equity-linked securities (other than perpetual preferred stock) will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.

        6.       Use of Proceeds

         Cinergy will use proceeds from the sale of securities issued pursuant to this Application for any lawful purpose, including but not limited to (a) financing of capital expenditures and working capital requirements of the Cinergy System, including without limitation by means of loans to participating companies in accordance with the terms of the Cinergy System money pool, (b) payment, redemption, acquisition and refinancing of outstanding securities issued by Cinergy, (c) direct or indirect investments in companies or assets the acquisition of which are either exempt under the Act or by Commission rule or have been authorized by the Commission and (d) general corporate purposes.

        E.       Specific Types of Financing

        1.       Equity Securities

                 a.       Common Stock (including Equity-Linked Securities)

         From time to time over the Authorization Period, subject to the limits and conditions specified in this Application, Cinergy seeks authority to issue and sell additional shares of its common stock and Equity-Linked Securities (as defined below).

         Cinergy proposes to issue and sell additional shares of its common stock (a) through solicitations of proposals from underwriters or dealers, (b) through negotiated transactions with underwriters or dealers, (c) directly to a limited number of purchasers or to a single purchaser, and/or (d) through agents or other third parties. The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions. These transactions may also include forward sales of Cinergy common stock.

         Cinergy also proposes to issue and sell from time to time options and warrants to acquire its common stock together with other equity-linked securities (collectively, "Equity-Linked Securities"), including but not limited to contracts ("Stock Purchase Contracts") obligating holders to purchase from Cinergy, and/or Cinergy to sell to the holders, a number of shares of Cinergy common stock specified directly or by formula at an aggregate offering price either fixed at the time the Stock Purchase Contracts are issued or determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of Cinergy and/or debt obligations of nonaffiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of Cinergy under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

         Cinergy further requests authorization to issue common stock or Equity-Linked Securities as consideration, in whole or part, for acquisitions of securities or assets of businesses of nonaffiliates, the acquisition of which
(a) is exempt under the Act or the rules thereunder or (b) has been authorized by prior Commission order issued to Cinergy, subject in either case to applicable limitations on total investments in any such businesses. The shares of Cinergy common stock issued (or, with respect to Equity-Linked Securities, issuable) in connection with any such transaction would be valued at market value based on (i) the closing price on the day before closing of the sale, (ii) average high and low prices for a period prior to the closing of the sale, or
(iii) some other method negotiated by the parties.

         Finally, Cinergy seeks Commission authorization to issue and sell common stock and Equity-Linked Securities in accordance with Cinergy's existing 401(k) plans and other stock-based plans for employees, officers and/or directors, as well as any additional stock-based plans Cinergy may adopt during the Authorization Period. A summary of material terms of Cinergy's existing stock-based plans is set forth in Exhibit H hereto.

                b.       Preferred Securities

         Subject to the limitations and conditions specified in this Application, Cinergy also proposes to issue and sell preferred securities in one or more series.

         Preferred securities of any series (a) will have a specified par or stated value or liquidation value per security, (b) will carry a right to periodic cash dividends and/or other distributions, subject among other things, to funds being legally available therefor, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the par or stated or liquidation value thereof, (d) may be convertible or exchangeable into common stock of Cinergy, (e) and may bear such further rights, including voting, preemptive or other rights, and other terms and conditions, as set forth in the applicable certificate of designation, purchase agreement or similar instrument governing the issuance and sale of such series of preferred securities.

         Preferred securities may be issued in private or public transactions. With respect to private transactions, preferred securities of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the preferred securities without registration under the Securities Act of 1933, as amended (the "Securities Act") in reliance upon one or more applicable exemptions from registration thereunder. From time to time Cinergy may also issue and sell preferred securities of one or more series to the public through (i) underwriters selected by negotiation or competitive bidding or (ii) selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

         The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement, underwriting agreement or other instrument setting forth such terms.

        2.       Debt Securities

                 a.       Short-Term Notes

         Subject to the terms and conditions specified in this Application, from time to time over the Authorization Period, Cinergy proposes to make short-term borrowings from banks or other financial institutions. Such borrowings will be evidenced by (a) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one year after the date thereof or (b) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter. Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment.

                  b.       Commercial Paper

         Subject to the limits and conditions specified in this Application, from time to time over the Authorization Period, Cinergy proposes to issue and sell commercial paper through one or more dealers or agents or directly to purchasers.

         Cinergy proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 364 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $1,000 each. In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate to Cinergy. The discount rate to dealers will not exceed the maximum market clearing discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act.

                  c.       Long-Term Notes

         Subject to the limits and conditions specified in this Application, from time to time over the Authorization Period, Cinergy proposes to issue and sell long-term debt securities ("Notes") in one or more series.

         Notes of any series may be either senior or subordinated obligations of Cinergy. If issued on a secured basis, Notes would be secured solely by common stock, or other assets or properties, of one or more of Cinergy's nonutility subsidiaries (exclusive of any nonutility subsidiary held by CG&E or PSI). Notes of any series (i) will have maturities greater than one year, (ii) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (iii) may be entitled to mandatory or optional sinking fund provisions, and (iv) may be convertible or exchangeable into common stock of Cinergy. Interest accruing on Notes of any series may be fixed or floating or "multi-modal" (i.e., where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period, with all accrued and unpaid interest together with interest thereon becoming due and payable at the end of each such reset period). Notes may be issued under one or more indentures to be entered into between Cinergy and financial institution(s) acting as trustee(s); supplemental indentures may be executed in respect of separate offerings of one or more series of Notes.

         Notes may be issued in private or public transactions. With respect to the former, Notes of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Notes without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time Cinergy may also issue and sell Notes of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

         The maturity dates, interest rates, redemption and sinking fund provisions, and conversion features, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable indenture or supplement thereto and purchase agreement or underwriting agreement setting forth such terms.

        3.       Financing Conduits

         In addition to issuing any of the foregoing debt or equity securities directly, Cinergy requests approval to form one or more subsidiaries that, subject to the limits and conditions of this Application, would (a) issue and sell any of the foregoing securities, (b) lend, distribute or otherwise transfer the proceeds thereof to Cinergy or an entity designated by Cinergy and (c) engage in transactions incidental thereto.

         The proposed subsidiaries will comprise one or more financing subsidiaries (each, a "Financing Subsidiary") and one or more special-purpose entities (each, a "Special-Purpose Entity," and together with Financing Subsidiaries, "Financing Conduits"). In either case the subsidiaries' businesses will be limited to issuing and selling securities on behalf of Cinergy and transactions incidental thereto; the subsidiaries will have no substantial physical assets or properties. Any securities issued by the Financing Conduits may be guaranteed by Cinergy, either directly or ultimately.

         Cinergy would acquire shares of common stock or other equity interests of a Financing Subsidiary for an amount not less than the minimum required by applicable law. The business of a Financing Subsidiary will be limited to effecting financing transactions with third parties for the benefit of Cinergy and its subsidiaries. As an alternative in a particular instance to Cinergy directly issuing debt or equity securities, or through a Special-Purpose Entity, Cinergy may determine to use a Financing Subsidiary as the nominal issuer of the particular debt or equity security. In that circumstance, Cinergy may provide a guarantee or other credit support with respect to the securities issued by the Financing Subsidiary, the proceeds of which would be lent, distributed or otherwise transferred to Cinergy or an entity designated by Cinergy.

         One of the primary strategic reason behind the use of a Financing Subsidiary would be to segregate financings for the different businesses conducted by Cinergy, distinguishing between securities issued by Cinergy to finance its investments in nonutility businesses from those issued to finance its investments in the core utility business. A separate Financing Subsidiary may be used by Cinergy with respect to different types of nonutility businesses. Cinergy would use Special-Purpose Subsidiaries in connection with certain financing structures for issuing debt or equity securities, in order to achieve a lower cost of capital, or incrementally greater financial flexibility or other benefits, than would otherwise be the case.

        4.       Certain Risk Management Instruments

         Cinergy also requests authority to manage interest rate and foreign currency exchange rate risk through the entry into, purchase and sale of various risk management instruments commonly used in capital markets, such as interest rate and currency swaps, caps, collars, floors, options, warrants, forwards, futures, forward issuance agreements and similar products designed to manage such risks (collectively, "Derivative Instruments").

         Cinergy will enter into Derivative Instruments (either directly or through Financing Conduits) only with counterparties ("Authorized Counterparties") whose senior debt, at the date of entry into the Derivative Instrument, is rated investment grade by at least one nationally recognized credit rating agency. The Derivative Instruments will be for fixed periods and the notional principal amount will not exceed the principal amount of the underlying security, except to the extent necessary to adjust for differing price movements between the underlying security and the Derivative Instrument or to allow for the fees related to the transaction. Cinergy will not engage in "leveraged" or "speculative" derivative transactions. Fees and commissions payable by Cinergy in connection with any Derivative Instrument will not exceed the then-current market level.

         In respect of all Derivative Instruments, Cinergy will comply with Statement of Financial Accounting Standards ("SFAS") 133, as amended ("Accounting for Derivative Instruments and Hedging Activities"), together with such other standards, if any, relating to accounting for derivative transactions as may, over the course of the Authorization Period, be adopted and implemented by the Financial Accounting Standards Board ("FASB"). Cinergy will designate certain of the Derivative Instruments authorized hereunder as either fair value or cash flow hedges pursuant to SFAS 133 and as determined at the date of entry into the respective Derivative Instruments. In addition, as explained in Exhibit J, Cinergy will enter into certain Derivative Instruments that will not receive hedge accounting treatment.

        5.       Guarantees

         Subject to the limits and conditions specified in this Application, from time to time over the Authorization Period, Cinergy requests authority to guarantee, obtain letters of credit, enter into financing arrangements and otherwise provide credit support (each, a "Guarantee") in respect of the debt or other securities or obligations of any or all of Cinergy's subsidiary or associate companies (including any thereof formed or acquired at any time over the Authorization Period), and otherwise to further the business of Cinergy. The terms and conditions of any Guarantees, and the underlying liabilities covered thereby, would be established at arm's length based upon market conditions. Cinergy may charge a fee to the subsidiary on whose behalf Cinergy issues a Guarantee. Any such fee will not exceed a reasonable estimate of the costs, if any, that would have been incurred by the subsidiary in obtaining the liquidity necessary to perform under the Guarantee for the period it remains outstanding.

         The total amount of Guarantees outstanding at any one time will be limited not only by the Guarantees Limit, but also, where issued in respect of EWGs or FUCOs or Rule 58 Companies, by the investment limitations specified under Rules 53 and 58 and applicable Commission orders, including the order requested hereby. From time to time Cinergy may issue Guarantees in respect of obligations that are not susceptible to exact quantification. In these cases, Cinergy will determine its exposure under the Guarantees, for purposes of measuring compliance with the Guarantees Limit (and any applicable investment limits under Rules 53 and 58), by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts under the underlying obligation. If appropriate, these estimates will be made in accordance with generally accepted accounting principles. These estimates will be re-evaluated periodically.

         As discussed above, where Cinergy issues debt or equity securities authorized hereunder via Financing Conduits, Cinergy may provide a Guarantee in respect of the payment and other obligations of the Financing Conduit under the securities issued by it. Given that any securities nominally issued by a Financing Conduit are in substance securities issued by Cinergy itself, any securities issued by a Financing Conduit would count dollar-for-dollar against the Aggregate Financing Limit. Conversely, any Guarantees of securities of Financing Conduits should be excluded entirely from the Guarantees Limit, since inclusion thereof would amount to "double counting," in effect penalizing Cinergy for using Financing Conduits.

         F.       EWG/FUCO Investments Limit

         Subject to the limits and conditions specified in this Application, Cinergy also requests authority to issue and sell securities for the purpose of funding investments in EWGs and FUCOs in an amount not to exceed the EWG/FUCO Investments Limit. The EWG/FUCO Investments Limit is comprised of two separate investment limits, the EWG/FUCO Projects Limit and the Restructuring Limit, permitting respective aggregate investments as follows.

        1. EWG/FUCO Projects Limit. With respect to EWG/FUCO Projects other than those subject to the Restructuring Limit, an aggregate investment not to exceed (a) 100% of Cinergy's consolidated retained earnings plus (b) $2.0 billion.

        2. Restructuring Limit. Solely with respect to the potential transfer of certain of CG&E's generating facilities to one or more Restructuring Subsidiaries, an aggregate investment in such Restructuring Subsidiaries not to exceed the net book value of any such transferred generating facilities at the date of transfer.

         With respect to the Restructuring Limit, the net book value of CG&E's generating facilities at September 30, 2004 (excluding certain generating facilities to be transferred to ULH&P)4 was approximately $1,544 million, including construction work in progress of $44 million. Ohio is the only state in the three-state region in which Cinergy's utilities operate that has enacted electric restructuring legislation. This legislation went into effect in January 2001, deregulating electric generation and supply and giving Ohio retail customers the right to choose electric suppliers.5 In light of this legislation, and of the possibility that CG&E may determine to transfer one or more of its generating facilities to one or more Restructuring Subsidiaries during the Authorization Period (exclusive of the three generating stations that CG&E proposes to transfer to ULH&P in File No. 70-10254 as referred to above), Cinergy has included the Restructuring Limit as part of its overall proposal regarding EWG/FUCO investments. Pending completion of the record, however, Cinergy requests that the Commission reserve jurisdiction over the Restructuring Limit, including any potential investments in Restructuring Subsidiaries.

         Rule 53 provides that in determining whether to approve certain financing transactions for the purpose of investments in EWGs,6 the Commission will not make certain adverse findings if, among other conditions, the conditions of Rule 53(a) are met. Rule 53(a) provides a "safe harbor" for such investments where the aggregate amount thereof does not exceed 50% of consolidated retained earnings. Cinergy currently does not, and under the EWG/FUCO Investments Limit would continue not to, satisfy this safe harbor. At September 30, 2004, Cinergy's aggregate investment in EWG/FUCO Projects was approximately $852 million. This amount equals approximately 55% of Cinergy's consolidated retained earnings at September 30, 2004 (approximately $1,554 million), which exceeds the Rule 53(a) 50% safe harbor, but is well below the significantly higher level permitted by the EWG/FUCO Order.

         Since the contemplated investment level under the EWG/FUCO Investments Limit is greater than that permitted under the Rule 53(a) safe harbor, Cinergy is obliged under its proposal to satisfy the test specified in Rule 53(c), namely, that its proposal:

        "[w]ill not have substantial adverse impact upon the financial integrity of the registered holding company system;"7 and

        "[w]ill not have an adverse impact on any utility subsidiary of the registered holding company system, or its customers, or on the ability of state commissions to protect such subsidiary or customers."8

Cinergy demonstrates that its proposal satisfies Rule 53(c) in Exhibit I.


Item 2.  Fees, Commissions and Expenses

         In addition to the fee information set forth above with respect to the proposed financing transactions, the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by the Applicant or any associate company thereof in connection with the preparation and filing of this Application are estimated not to exceed approximately $3,000, consisting chiefly of fees for outside legal counsel.


Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a), 10, 12, 32 and 33 of the Act and Rules 45 and 53 are or may be applicable to the proposed transactions. Cinergy's analysis with respect to Rule 53 is set forth in Exhibit I.

Item 4.  Regulatory Approval

         No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

Item 5.  Procedure

         Applicant requests that the Commission publish in the Federal Register a public notice with respect to this Application by not later than May 6, 2005 and an order granting and permitting this Application to become effective not later than June 3, 2005.

         Applicant waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Pursuant to rule 24 under the Act, within 60 days after the end of each calendar quarter commencing with the first full calendar quarter following the Commission's order herein, Cinergy will file a quarterly certificate with the Commission containing the following information (in each case as of the end of the calendar quarter just completed, except as otherwise noted):

        1. With respect to the EWG/FUCO Projects Limit:

        a. A computation in accordance with rule 53(a) setting forth Cinergy's consolidated retained earnings and aggregate investment, together with a calculation of remaining capacity under the EWG/FUCO Projects Limit;

        b. A breakdown showing Cinergy's aggregate investment in each individual EWG or FUCO;

        c. Cinergy's consolidated capitalization ratios, in terms of debt, common equity and preferred stock;

        d. The market-to-book ratio of Cinergy's common stock;

        e. Identification of any new EWG or FUCO projects in which Cinergy invested or committed to invest during the preceding quarter;

        f. Growth in consolidated retained earnings, segregating total earnings growth attributable to EWGs and FUCOs from that attributable to all other subsidiaries of Cinergy; and

        g. Year-to-date revenues and net income of each EWG or FUCO in which Cinergy has an interest.

        2. With respect to the securities issuance authority proposed herein:

        a. Summary information concerning any securities issued during the preceding calendar quarter pursuant to the authority requested herein, including Cinergy's relative position as of the end of the quarter under the Aggregate Financing Limit and the Guarantees Limit, together with a representation confirming that Cinergy has met the applicable terms and conditions as set forth in subparts C, D and E of Item 1.


Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

         F-1      Preliminary opinion of counsel (previously filed)

         G        Proposed form of public notice (previously filed)

         H Description of Cinergy System stock-based plans (previously filed)

         I        Rule 53(c) Analysis (previously filed)

         J        Hedge Accounting Exhibit (previously filed)

         K Certain Projections (filed in paper format pursuant to claim for confidential treatment under Rule 104(b))

         (b)      Financial Statements

         FS-1 Consolidated balance sheet of Cinergy as of September 30, 2004 (previously filed as a part of and incorporated by reference from Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004)
..

         FS-2 Consolidated statement of income of Cinergy for the nine months ended September 30, 2004 ( previously filed as a part of and incorporated by reference from Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004).

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.




                               SIGNATURE

         Pursuant to the requirements of the Act, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  April 29, 2005



                                         CINERGY CORP.


                                         By: /s/ Wendy L. Aumiller
                                             Wendy L. Aumiller
                                             Vice President and Treasurer



1 The EWG/FUCO Order reserved jurisdiction over Cinergy's proposal for additional investment capacity under Rule 53 to accommodate the potential transfer of state-deregulated electric generating facilities owned by one or more of Cinergy's public utility subsidiaries to one or more EWG associate companies established for that purpose.

2 As used herein, "aggregate investment" and "consolidated retained earnings" have the meanings specified in Rule 53(a)(1).

3 The Cinergy System money pool is a short-term borrowing arrangement that assists in managing available cash and financing the working capital requirements of Cinergy's utility subsidiaries. See Cinergy Corp., et al., HCAR No. 27429, Aug. 2, 2001.

4 See HCAR No. 27940, Jan. 21, 2005 (notice with respect to declaration filed by Cinergy and CG&E in File No. 70-10254).

5 Ohio Rev. Code Ann. ss. 4928.01 et seq.

6 The Commission has held that these same standards apply to registered holding company investments in FUCOs.

7 See Rule 53(c)(1).

8 See Rule 53(c)(2).